

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2020

Sean O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream, LP
370 17th Street , Suite 2500
Denver , Colorado 80202

>   **Re: DCP Midstream, LP**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed on February 21, 2020**
>   **File No. 001-32678**

Dear Mr. O'Brien:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Non-GAAP Measures, page 71

1.   We note your presentation of the non-GAAP measure gross margin. Please present a reconciliation for this non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. If you do not believe gross margin that includes depreciation, depletion and amortization expense is the most directly comparable GAAP measure, please tell us why in your response.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 79

2.   Please revise your disclosure to provide the quantitative and qualitative disclosures

required under Item 7A of Form 10-K and Item 305 of Regulation S-K for your natural gas trading and marketing and NGL proprietary trading. Your revised disclosure should address, but not be limited to, the policies and procedures, internal controls and risk limits used to manage your trading activities.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation